SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

     Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                          For the month of July, 2010

                                  TEFRON LTD.
                (Translation of registrant's name into English)

           IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]  Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is an unofficial translation of the Company's immediate report submitted to the Israel Securities Authority on July 7, 2010 relating to the Company's publication of amended financial statements for the year ended December 31, 2009 and for the three months ended March 31, 2010.

This Form 6-K contains certain forward-looking statements, within the meaning of section 27A of the Securities Act of 1933, as amended, section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, with respect to the Company's business, financial condition and results of operations. We have based these forward-looking statements on our current expectations and projections about future events.

Words such as "believe," "anticipate," "expect," "intend," "will," "plan," "could," "may," "project," "goal," "target," and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Except for statements of historical fact contained herein, the matters set forth in this Form 6-K regarding our estimates regarding receipt of a waiver from the bank lenders due to our inability to meet the EBITDA target, our estimates regarding the improvement in our EBITDA ratio, our future performance, plans to increase revenues or margins and any statements regarding other future events or future prospects are forward-looking statements.

These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to:

      o a change in the bank lenders' position regarding the granting of a waiver;

      o     changes in the Company's condition, financing difficulties;

      o     difficulties implementing the turnaround program;

      o changes in the economic and financial markets, including changes in interest rates;

      o     disagreements between the Company and the bank lenders;

      o inability to meet other conditions pursuant to the agreement between the Company and the bank lenders;

      o     difficulties with other creditors of the Company;

as well as certain other risks detailed from time to time in the Company's filings with the securities and exchange commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            TEFRON LTD.
                                            (Registrant)

                                            By: /s/ Eran Rotem
                                            ----------------------
                                            Name: Eran Rotem
                                            Title: Chief Financial Officer

                                            By: /s/ Hanoch Zlotnik
                                            ----------------------
                                            Name: Hanoch Zlotnik
                                            Title: Treasurer

Date: July 8, 2010

                            [UNOFFICIAL TRANSLATION]

                                  TEFRON LTD.
                                ("THE COMPANY")

The Company hereby announces that it published today, July 7, 2010, amended financial statements for the year ended December 31, 2009 and for the three months ended March 31, 2010, following a requirement by the Israel Securities Authority to amend the auditor's report and to amend the auditor's review report and the note to the financial statements relating to the auditor's report, respectively. In conversations that the Israeli Securities Authority held with the Company, the Company was asked that the abovementioned auditor's report and auditor's review report included information and a paragraph with a conditional going concern note, which is not in accordance with generally accepted accounted principles. The accountant's report and the accountant's review report that are attached to the financial statements for the year ended December 31, 2009 and for the three months ended March 31, 2010 that the Company published today, include a paragraph noting uncertainty and among other things, do not include a conditional going concern note.

In addition, in the framework of the amended financial statements mentioned above, the Company updated that it estimates that it will not meet the EBITDA target for the year 2010 that was agreed upon between the Company and its three bank lenders, and that the Company requested on July 6, 2010 that the bank lenders grant the Company a waiver for its expected inability to meet the EBITDA target. Based on the Company's forecast for the improvement of its EBITDA ratio in 2010 compared to 2009 in accordance with the developments to date in connection with the implementation of the turnaround plan, and based on the meeting that the Company held with the bank lenders, the Company believes that the bank lenders will grant the Company the requested waiver.

It should be noted that the Company's estimates regarding receipt of a waiver from the bank lenders due to the inability to meet the EBITDA target and the Company's estimates regarding the improvement in its EBITDA ratio, as mentioned above, are forward-looking information, as defined in the Securities Law. Forward-looking information is uncertain information regarding the future, which is based on information that exists in the Company on the date of the report, and includes estimates of the Company or its intentions as of the date of the report or information that is not dependent only on the Company. It is possible that all or part of this information will not be realized or will be realized in a different manner, among other things, due to the following reasons: a change in the bank lenders' position regarding the granting of a waiver, changes in the Company's condition, financing difficulties, difficulties implementing the turnaround program, changes in the economic and financial markets including changes in interest rates, disagreements between the Company and the bank lenders, inability to meet other conditions pursuant to the agreement between the Company and the bank lenders, and difficulties with other creditors of the Company, among others